EXHIBIT (a)(1)(F)

MediaNews Group Files Definitive Consent Solicitation Materials, Announces Cash Tender Offer and Releases Shareholder Presentation at www.revitalizemonster.com

DENVER, CO—(Marketwired – October 21, 2016) - MediaNews Group, Inc. (“MNG”), the largest shareholder of Monster Worldwide, Inc. (NYSE: MWW) (“Monster” or the “Company”), with an ownership interest of 11.5% of Monster’s outstanding shares, announced it has released an open letter to Monster shareholders along with its definitive consent solicitation materials filed today with the Securities and Exchange Commission (the “SEC”) and announced that it (through an affiliate) intends to make a cash tender offer for up to 8,925,815 shares of common stock of Monster at a price of $3.70 per share.

The offer price of $3.70 per share represents a 9.8% premium to the closing price of the Monster common stock reported on the NYSE on October 20, 2016, the last full trading day before we announced the tender offer and a 33.6% premium to the closing price of the Monster common stock reported on the NYSE on August 8, 2016, the last full trading day before announcement of the Randstad merger agreement. The number of shares MNG intends to offer to purchase in the tender offer represents approximately 10% of the outstanding shares of Monster common stock. The tender offer will be open to all Monster shareholders.

After giving effect to the tender offer, assuming the purchase of 100% of the Monster common stock sought in the tender offer, MNG is expected to own 19,225,815 shares of Monster common stock or 21.5% of the Company. MNG is not able to purchase more than 25% of the outstanding Monster common stock without causing a “Change of Control” under the Monster credit agreement. MNG’S offer will not be subject to a financing condition, however, it will be subject to certain other conditions, including the termination of both the Randstad tender offer and merger agreement.

Once the tender offer is commenced, offering materials will be mailed to Monster shareholders and filed with the SEC. Monster shareholders should read the offering materials when they become available, because they will contain important information. The tender offer will be held open for at least 20 business days following its commencement, and tenders of shares must be made prior to the expiration of the tender offer period.

Additionally, MNG has released an extensive shareholder presentation outlining 1) its strategic plan to revitalize Monster and 2) its director candidates’ substantial qualifications to replace the current Board of Directors. The presentation and other information related to MNG’s campaign can be found at www.revitalizemonster.com.

MNG’s nominees for the Monster Board of Directors are:

•	Daniel Dienst, experienced director, Chairman and/or Chief Executive Officer of four public companies, including most recently, Chief Executive of Martha Stewart Living Omnimedia, Inc.; has extensive background in special situations, turnarounds and media businesses, with a track record of creating significant value for shareholders;
•	Joseph Anto, Senior Vice President of Strategy/M&A for MNG and former CEO of Jobs in the US, a subsidiary of MNG with regionally focused job board sites in New England;
•	Ethan Bloomfield, job board executive and entrepreneur with significant experience growing and managing high-performing sales teams;
•	Heath Freeman, President of Alden Global Capital LLC, a deep value/catalyst driven investment firm, and Vice Chairman of MNG;
•	Kevin Gregson, experienced corporate governance executive and Americas Leader for Insurance Industry at Towers Willis Watson;
•	Lowell Robinson, former CFO of several prominent media and technology companies including Advo and HotJobs and experienced public board director; and
•	Hon. Gregory Slayton, former U.S. Chief of Mission (de facto Ambassador) to Bermuda, successful technology executive/investor, was an early investor and previously on the advisory boards of Google and Salesforce.com.

The full text of MNG’s letter is included below:

Dear Fellow Shareholder:

MediaNews Group, Inc. (“MNG”), currently has an ownership interest of approximately 11.5% of the outstanding shares of Monster Worldwide, Inc. (“Monster” or the “Company”), making us the Company’s largest shareholder. We have nominated seven highly qualified candidates to replace the current Board of Directors at Monster, as this Board has proven time and again its inability to make the right strategic and operational decisions to maximize shareholder value at the Company. The current deal with Randstad at $3.40 per share and the “process” that resulted in this offer is just one example in a long line of poor decision-making by the current Board. In addition to entering into the Randstad deal, this Board oversaw a decline in revenue of over 24% since 2012 and approved a stock repurchase program that had the Company buying back stock in December of 2015 at an average price of $5.99, only to advise shareholders to accept $3.40 per share from Randstad months later. Our director candidates are significantly more qualified and more experienced than the existing Board and one of our candidates, Daniel Dienst, is prepared to serve as interim CEO so that the turnaround at Monster can begin immediately after our directors are seated.

Why Are We Here? A Better Path Forward For All Monster Shareholders

MNG initially established a position in Monster in July of 2016 because we believed the stock was tremendously undervalued relative to its long-term prospects. We continue to strongly believe this is the case and that the deal with Randstad at $3.40 per share significantly undervalues the Company. Our nominees are dedicated to executing a plan to maximize shareholder value for all investors and while MNG would make a profit if the Randstad deal closes, we believe there is SIGNIFICANTLY more upside for everyone if the Company is managed properly over the long-term.

MNG has a significant and deep understanding of the pressures facing Monster and the changes going on in the recruitment advertising industry. This, in part, is based on the following:

•	MNG has been a partner of Monster’s for many years
•	We own and operate a job board business of our own
•	We have evaluated multiple other job board businesses as potential acquisitions
•	We operate over 240 newspaper properties in an industry that has gone through its own dramatic shift in recent history

We are confident that with the right talent and plan, Monster can reduce its revenue declines and increase profitability, despite the numerous headwinds facing the Company. We believe the main issues facing Monster are its lack of competent management, its poor strategy to address the shift in the business, and its completely inadequate oversight by a Board that doesn’t have the experience, skills or desire to turn the business around.

Our current plan for change focuses on three key areas – 1) returning to growth, 2) optimizing the cost structure and 3) monetizing/restructuring non-core assets – and would specifically involve the following initiatives:

•	Reduce expenses by $100-$150 million through implementation of operational best practices
•	Monetize non-core/underperforming assets that are not being valued at all in current stock price
•	Reduce capital expenditures to be more in-line with competitors and other digital companies
•	Simplify the product offering and increase sales productivity
•	Focus marketing efforts on B2B customer acquisition and candidate acquisition, with a focus on ROI, and execute a rebranding campaign to attract millennials

Our strategy for Monster is well thought out and the result of an exhaustive study of the business and industry, combined with our Board’s relevant experience executing these types of initiatives, both at MNG and a host of other businesses. MNG has experience, both at our newspapers and our job board business, making significant expense reductions while minimizing impacts to revenue, and our strategy is greatly informed by these experiences. At MNG, we have reduced total operating expenses significantly over the last few years and our revenue performance has been as good or better than similar large newspaper companies in the industry over that same time period. Additionally, at our Jobs in the US business, we’ve been able to significantly reduce expense while actually growing revenue over the last few years.

With the right execution and strategy, focused around the key initiatives listed above, we believe Monster has the ability to deliver long-overdue value to shareholders and can achieve a stock price of $6 - $8 per share over the next 18 months.

Recent Restructuring Actions at the Company Have Not Gone Nearly Far Enough

Monster claims that they have “already taken” actions to address challenges by cutting expenses over $100 million during the past several years, cutting capital expenditures by 50% and divesting non-core or underperforming assets.

To be clear, the Company has not gone nearly far enough in terms of what it could or should do to rein in expenses, reduce capital spending and divest, restructure or shutdown under-performing assets.

With regards to operating expenses, Monster still has close to 3,700 employees, with over 1,000 in salesi and over 61 offices in 23 countriesii. We simply do not accept the notion that the Company has done everything it can to reduce operating expense.

Monster spends more on capital expenditures as a percentage of its revenue than its competitors and this management team/Board has a terrible track record when it comes to generating a return on capital invested – return on capital has ranged annually from 0.4% to 4.4% since 2013iii. We are confident that significant improvements can be made to the product even with a reduced capital expenditures budget and what is clear is that the money being spent now is generating minimal returns for shareholders.

The Company also contends that all non-core or underperforming assets have been divested. It’s disingenuous for the Company to say it has done everything it can here when the international business alone has been unprofitable for the last 3 years. Clearly there is more to do to either restructure, sell or shutdown pieces of the international business. Moreover, our suspicion is that there are other parts of Monster’s business, when analyzed with the necessary level of scrutiny, that would fall into the same category.

MNG is NOT Trying to Take Control of Monster

Monster claims we are trying to take control of the Company without paying a control premium. Comparing a campaign to remove and replace the Board of an underperforming company with an offer to acquire the whole business is akin to comparing apples and oranges. We are offering shareholders a credible and preferable alternative to the sub-optimal Randstad deal. Additionally, since we are shareholders in the Company and intend to continue being shareholders once our nominees are elected to the Board, we are completely aligned with all shareholders in our desire to maximize the value of the Company.

MNG has a long-term view on its Monster investment and strong conviction around the well thought out plan we’ve put together and the experienced slate we’ve assembled. We are confident the opportunity exists to create significantly more shareholder value if the right Board and leadership team is put in place and the business is operated properly.

Collectively, our Board has experience working on 27 turnaround situations and seventeen years of experience working within the recruitment advertising industry. The strategy we are proposing for Monster is absolutely realistic and our Board has the experience and know-how to execute it effectively.

Questionable Strategic and Operational Decisions by the Incumbent Board

The Company’s financial performance under the current Board has been terrible, with revenue declining by over 24% since 2012 and stock performance suffering as a result.

As of October 17, 2016
Cumulative Total Shareholder Return
	1 YR	2 YR	3 YR	4 YR	5 YR
Monster	(7)%	(47)%	(52)%	(10)%	(59)%
2016 Proxy Peer Group Average	23%	89%	56%	83%	70%
S&P 500 Index	24%	51%	68%	84%	97%
Source: S&P Capital IQ iv

The incumbent Board has a long history of poor decision-making that has negatively impacted shareholder value. This is the Board that:

•	Brought Tim Yates in as CEO in November 2014 and also re-appointed him CFO in February of 2016 despite his poor previous track record of creating value for shareholders at Monster

•	Granted Tim Yates a golden parachute of over $4.9 million[v], despite little skin in the game and even though the stock is down 92%vi since he joined the Company as an executive in June of 2007

•	Focused on having discussions to sell Monster when it was trading at or around all-time lows, instead of devising and executing a plan to fix the business

•	Authorized a stock buyback at over $6.00 per share in Q4 of 2015, only to sell the business for $3.40 months later

•	Wasted $12.5 million to acquire Jobr, a start-up mobile app with little revenue or specialized technology – MNG priced out what it would cost to develop virtually the same app as Jobr and believes it would cost less than $250k to develop, or 2% of the price paid to acquire it

o	Spending $12.5 million in cash at this time for an app that has virtually no revenue and little in the way of technology differentiation makes no sense and is another example of poor capital allocation

•	Asserted they have “already taken” actions to address challenges by cutting expenses over $100M over the past several years; the reality is that the Company has not gone nearly far enough in terms of what it could do to rein in expenses & reduce capital expenditures; key ratios indicate Monster is severely underperforming peers and has a bloated cost structure

•	Claimed they have divested all of the non-core and underperforming businesses; the reality is that there are still several underperforming business units that should be evaluated for divestiture, restructuring, or shutdown if there is no viable path to achieve acceptable profitability

•	Enabled a lack of product strategy to address shifting market & revenue declines

•	Demonstrated apparent tolerance for corporate lethargy and erosion of leadership position in market

•	Has consistently talked down the business and its prospects in an attempt to ram through the Randstad dealvii

Given this history of poor decision making, why should shareholders now believe the Board when it says that the Randstad deal is the best option to deliver value?

Flawed, Rushed Sale Process Raises Questions about Incumbent Board’s Motivations

An outright sale of the Company was not – and is not – the only option. The incumbent Board took the easy way out via a “fire-sale” since they have little skin in the game, as the incumbent non-employee directors collectively own a measly 0.3% of the stockviii. It is clear to us that the Randstad deal was entered into by the Board out of desperation to avoid responsibility for yet another quarterly miss by the Company.

The Company did not negotiate a go-shop provision with Randstad, even though they did not run a formal auction process. While other potential buyers are able to technically submit bids, practically speaking, the rushed nature of the process would make it hard for any public company, private company with a sophisticated Board, or traditional private equity firm to participate. These types of potential buyers are used to more formal processes with structured bidding rounds, reasonable deadlines and a level playing field for all participants.

We have talked to multiple companies who have stated that they would have participated in a formal process had the Company run one.

Moreover, now that the deal with Randstad has been executed, potentially going “hostile” and submitting a competing bid with no access to diligence is not something most public companies, large private companies or traditional private equity funds are comfortable with, thereby severely limiting potential bid activity post the execution of the merger agreement.

Aside from the rushed, flawed nature of the “process” the Company ran, we take issue with the fact that the Company was exploring a sale without evaluating all other alternatives for restructuring the business. As we’ve stated before, we don’t believe now is the right time to sell the Company, especially without an exhaustive evaluation of other options to improve the business, and there is no evidence the Company went through this type of evaluation.

Potential short-term price movements SHOULD NOT be a motivating factor for a Board and management team and it’s clear that this, at least in part, was driving the Company’s motivation to get a deal done so quickly with Randstad.

Board Has Enabled Tim Yates to Potentially Make Over $4.9 Million if Randstad Deal Closes

Monster CEO Tim Yates automatically gets paid over $1.7 millionix if the Randstad deal closes - even if he keeps his job - because the Board foolishly awarded equity awards with single-trigger change in control provisions to executives prior to March of 2016 and allowed him to negotiate the deal. Mr. Yates stands to make over $4.9 millionx if the Randstad deal is successful and he is terminated “without cause” or terminates “for “good reason.”

Mr. Yates owns less than 1%xi of the Company and has very little “skin in the game.” Given the fact that the Company’s stock has declined by over 92% since he first became involved in the business in 2007, and over 55% the last 12 monthsxii, it seems wholly unfair to shareholders that he stands to make such a financial windfall for “selling at the bottom.”

Despite Mr. Yates’ obvious conflicts resulting from his golden parachutes and lack of substantial ownership of the Company, Monster’s Board still allowed Mr. Yates to run the Company’s haphazard sales “process” and completely relied on him for negotiations and updates.

A SIGNFICANT Upgrade to the Board - Introduction to MNG’s Nominees

Our nominees have a very relevant and diverse set of skills across areas such as finance, sales management, corporate governance, restructuring, technology, recruitment advertising, and operations. Collectively, they have:

•	Significant public board experience: served on 16 public boards

•	Deep industry knowledge: Collectively, 17 years working directly in the recruitment industry
•	Highly experienced leadership: held C-level roles at 23 companies
•	Proven turnaround/restructuring experience: involved in 27 turnarounds

Our highly qualified candidates include:

Daniel Dienst

Mr. Dienst served as a director and the Chief Executive Officer of Martha Stewart Living Omnimedia Inc., a media and merchandising company, from 2013-2015, where he led the turnaround of the famous brand and orchestrated its successful sale in 2015 to Sequential Brands, Inc. for $353 million. Prior to his service at Martha Stewart Living, Mr. Dienst had a distinguished career in the steel and metals industry, having served as the Group Chief Executive Officer of Sims Metal Management, Ltd. from 2008-2013, the world’s largest publicly listed metal and electronics recycler, processing and trading in excess of 15 million tons of metal annually from 270 facilities on five continents. He had previously sold Metal Management, Inc., a company that he founded and served in the capacity of Chief Executive Officer from 2004-2008, to Sims for $1.7 billion in 2008. Mr. Dienst also served as Chairman of the Board and Acting Chief Executive Officer of Metals USA, Inc., one of the nation’s largest steel processors, after its reorganization and until its going private sale to an affiliate of Apollo Management, L.P. in 2004. Mr. Dienst is also experienced in the financial markets, having served as a Managing Director of Corporate and Leveraged Finance at CIBC World Markets Corp., a diversified global financial services firm, from 2000-2004. From 1998-2000, he held various positions within CIBC, including Executive Director of the High Yield and Financial Restructuring Group. Previous to his time at CIBC, he served in various capacities with Jefferies & Company, Inc., a global investment banking firm. Mr. Dienst also recently served from 2014-2015 as a Director of 1st Dibs, Inc., a venture-backed e-commerce business owned by Benchmark Capital, Spark Capital, Index Ventures and Insight Venture Partners. Mr. Dienst holds a B.A. from Washington University in St. Louis. and a J.D. from Brooklyn Law School.

Mr. Dienst’s qualifications as a director include his executive experience as a CEO and director of 4 public companies, his expertise in turnarounds, special situations and corporate transactions and his experience in the media sector.

Joseph Anto

Mr. Anto is currently a Senior Vice President at MediaNews Group, Inc. (d/b/a Digital First Media), the second largest newspaper company in the U.S. by circulation, where he has served since 2013. From 2014-2015, he was Vice President of Business Development for MediaNews Group and also CEO at Jobs in the US, a subsidiary of MediaNews with regionally focused job board sites in New England. From 2013-2014 he was Managing Director at Digital

First Ventures, the strategic investing division of MediaNews Group. In 2009 he co-founded RumbaTime, LLC, a fashion brand focused on timepieces and accessories and served as the Company’s CEO until 2012. From 2006-2009 Mr. Anto was a Senior Analyst and Director of Investments at Harbinger Capital Partners, a multi-strategy investment firm, where he managed one of the largest merchant power investment portfolios in the sector, accounting for approximately 30% of the Fund’s assets and completed M&A and debt financing transactions totaling over $4 billion in value. Prior to his time at Harbinger, Mr. Anto was an associate at ABS Capital Partners, a later-stage venture capital firm, and an analyst at First Union Securities in their technology investment banking group. He is currently on the board at CIPS Marketing Group, Inc. and he has previously served on the boards of Kelson Energy Inc., Kelson Canada and Rumbatime. He has a BBA from Emory University and an MBA from Columbia University.

Mr. Anto’s qualifications as a director include his expertise as a previous CEO of a job board business, his executive experience, particularly in the media industry, and his expertise in turnarounds and corporate transactions.

Ethan Bloomfield

Mr. Bloomfield is currently the CEO of vitalfew, inc, a consulting and advisory business which he founded in 2015. He also serves on the Board of governors for TaTech, a leading industry association which enables the interaction of companies in the recruitment technology space. He has been a member since 2006 and on the board of governors since the first board was elected by the membership. In 2016, he co-founded and is also the current CRO of ConversationDriver, a company that utilizes software to help organizations improve efficiencies in sales outreach. From 2012-2015, he served as the Senior Vice President of Sales and Business Development at recruitment technology company, ZipRecruiter, which he joined in 2012 as the 20th employee and the first in sales. In his role at ZipRecruiter he developed the entire sales organization, which he grew from concept to over 120 reps when he left the company. Previously he was Vice President of Business Development at JobTarget, a company that provides technology to organizations that want to offer their own web-based job boards to their members. While at JobTarget, he was instrumental in launching innovative new products and also led the acquisition of two companies. Mr. Bloomfield holds a B.A. from the University of Massachusetts, Amherst.

Mr. Bloomfield’s qualifications as a director include his expertise in recruitment technologies, developed over a career spanning more than twelve years in the space. He is widely recognized as a thought leader in the sector and, in addition to advising or having advised almost thirty companies in the industry, he is a frequent speaker at industry conferences and events.

Heath Freeman

Mr. Freeman is the President, a Founding Member, and Director of Alden Global Capital, LLC, a New York-based investment firm focused on deep value, catalyst driven investing. He has been with the firm since its founding in 2007, and has been its President since 2014. Mr. Freeman currently serves as Vice Chairman of MediaNews Group, Inc. (d/b/a Digital First Media), the second largest newspaper business in the United States by circulation with over $1 billion of annual revenue, owning newspapers such as The Denver Post, San Jose Mercury News and Orange County Register. He also serves on the compensation committee and leads the strategic review committee for MNG and has served on its board since 2011. Mr. Freeman is a co-founder and serves on the board of SLT Group, Inc. (d/b/a SLT) a private fitness business based out of New York and started in 2011, which recently took in a large growth investment from North Castle Partners, a private equity firm focused on the health and wellness space. Mr. Freeman also co-founded City of Saints Coffee Roasters in 2013, a third wave coffee roaster, wholesaler and retailer based out of Brooklyn, NY. Prior to Alden, from 2006 - 2007, Mr. Freeman worked as an Investment Analyst at New York-based Smith Management, a private investment firm. Prior to that, from 2003 - 2006, Mr. Freeman was an investment banking analyst at Peter J. Solomon Company, a boutique investment bank, working on mergers and acquisitions, restructurings and refinancing assignments. He has previously served on the boards at The Philadelphia Media Network and The Journal Register Company, among others. Currently, Mr. Freeman also serves as Chairman of the Advisory Board for Jewish Life at Duke University’s Freeman Center and he also graduated with a BA from Duke University.

Mr. Freeman’s qualifications as a director include his experience as an investor, investment banker and board member of multiple companies with expertise in finance, compensation, turnarounds, corporate transactions and significantly improving value at underperforming companies.

Kevin Gregson

Mr. Gregson has served as the Americas Leader for the Insurance Industry for Willis Towers Watson plc since 2013. Prior to his role at Willis Towers Watson, Mr. Gregson was a Managing Director at Alvarez and Marsal Holdings, LLC, a financial advisory services company focused primarily on the financial services industry, from 2010-2013. Mr. Gregson has over thirty years of experience in developing and implementing business solutions for global organizations. Prior to joining Alvarez and Marsal, Mr. Gregson served as founder and president of Bridge Pointe, LLC, a Bermuda-based insurance and reinsurance company and advisory services firm that provides innovative insurance solutions for insurers and corporate sponsors. Previously, he was a co-founder and principal of the Gregson Group, a business advisory firm helping companies align business strategies with organizational and human capital strategies. He is currently a director at Fidelity & Guaranty Life, a provider of life insurance and annuity products, where he serves on the audit, compensation and related party transactions committee. Mr. Gregson holds a B.A. from the University of Delaware and has attended the Executive Finance Program at the University of Michigan.

Mr. Gregson’s qualifications as a director include his experience advising companies on complex business and financial issues for thirty years, and his expertise in corporate governance, strategy, and financial/operational performance improvement.

Lowell Robinson

Mr. Robinson is a highly regarded financial and operating executive with thirty years of senior-level strategic, financial, governance, turnaround and M&A experience. He has also been on seven public company boards, and has experience serving as Chairman of the board as well as Chairman of audit and compensation committees. From 2006-2009, Mr. Robinson was Chief Financial Officer and Chief Operating Officer for Miva, Inc., a digital marketing company, and was instrumental in Miva’s turnaround and subsequent sale. He was previously Senior Executive Vice President and Chief Financial Officer of HotJobs.com, an online job board, where he was responsible for all finance and administrative functions at the company. After bringing the company to profitability a year ahead of expectation, HotJobs was sold to Yahoo! for $500 million, representing a 75% premium to market. Prior to joining HotJobs, Mr. Robinson was Executive Vice President and Chief Financial Officer for PRT Group, a software and IT services company, where he raised $62 million in its initial public offering. In 1994, Mr. Robinson was recruited by the CEO and Warburg Pincus to serve as the Chief Financial Officer of Valassis Communications, Inc. (f/k/a Advo, Inc.), a Fortune 500 company and the largest direct marketing company on the New York Stock Exchange with $2 billion in revenues. Over a three-year period, shareholder value increased 300% due to operational initiatives which he led, in addition to paying out a one-time $10 special dividend. Previously, Mr. Robinson held senior financial positions with Citigroup, Mars, Inc. and Kraft Foods Group, Inc. He is currently on the board at EVINE Live Inc., and has previously served on the board of The Jones Group, Inc., where he chaired the audit and compensation committees, in addition to having served on the boards of five other public companies over the course of his career. Mr. Robinson holds a B.A. from The University of Wisconsin and an M.B.A. in finance from Harvard Business School.

Mr. Robinson’s qualifications as a director include his C-level executive experience at multiple companies, his experience serving on the boards of seven public companies and his expertise in finance, corporate governance, turnarounds and corporate transactions.

Gregory Slayton

The Hon. Gregory Slayton has served as the Managing Director of Slayton Capital, an international venture capital firm that has been an early investor in some of the most successful companies in Silicon Valley history, since 2002. He was an early investor in Google and Salesforce.com and served on the advisory boards of both companies. From 2005-2009,

Mr. Slayton was the United States Chief of Mission (defacto Ambassador) to Bermuda, serving under both the Bush and Obama Administrations. From 2000-2002, he served as Chief Executive Officer of ClickAction Inc., an email marketing services company that was acquired by InfoUSA Inc., and prior to this, he was Chief Executive Officer and Chairman of MySoftware, which merged with ClickAction in 2000. He has also served as Distinguished Visiting Professor at Peking University and as a visiting professor at UIBE Business School, Beijing & Szechuan University, Dartmouth College, Harvard University and the Stanford Graduate School of Business. Mr. Slayton has been featured in the Wall Street Journal, Time and three Harvard Business School case studies. He has lived and worked extensively in Asia, Africa, Europe and Latin America, and was a Fulbright Scholar at the University of the Philippines, where he completed a Masters in Asian Studies with honors. Mr. Slayton holds a B.A. from Dartmouth College and an M.B.A. from Harvard Business School, having graduated from both institutions with honors.

Mr. Slayton’s qualifications as a director include his experience as an investor in technology companies, his executive experience as CEO of multiple companies, his experience serving on the boards of four public companies and his expertise in technology, operations and international markets.

MNG’s Strategy will Benefit ALL Shareholders

As shareholders, we don’t have to settle for the “fire-sale” Randstad deal that was brought to us by the current Board or the poor performance of the Company that has taken place under its watch. Simply put, we expect more from the board members we entrust with creating value at the companies we invest in and we think other shareholders should expect more as well. There is a better path forward for Monster and we are confident that the plan we’ve laid out and the board candidates we are presenting represent the best possible alternative to deliver substantial value to shareholders. We encourage all shareholders to visit our website, revitalizemonster.com, to learn more about our nominees and our strategic plan to revitalize the Company.

If you have any questions, please contact Okapi Partners LLC at info@okapipartners.com or 212-297-0720.

Sincerely,

MediaNews Group, Inc.

About MediaNews Group, Inc.

MediaNews Group, Inc. (d/b/a Digital First Media) is a leader in local, multiplatform news and information, distinguished by its original content and high quality, diversified portfolio of local media assets. Digital First Media is the second largest newspaper company in the United States by circulation, serving an audience of over 40 million readers on a monthly basis. The

Company’s portfolio of products includes 67 daily newspapers and 180 non-daily publications. Digital First Media has a leading local news audience share in each of its primary markets and its content monetization platforms serve clients on both a national and local scale.

Investor Contact:

Joe Anto

MediaNews Group

212-634-9642

Michael Fein & Jon Einsidler

Okapi Partners

212-297-0720

info@okapipartners.com

Media Contact:

Alexandra Gambale

Peppercomm

212-931-6170

MediaNews Group, Inc., Joseph Anto, Ethan Bloomfield, Daniel Dienst, Heath Freeman, Kevin Gregson, Lowell Robinson and Gregory Slayton (collectively, the “Participants”) have filed with the Securities and Exchange Commission (the “SEC”) a definitive consent statement and accompanying form of consent card to be used in connection with the solicitation of consents from the stockholders of Monster Worldwide, Inc. (the “Company”). All stockholders of the Company are advised to read the definitive consent statement and other documents related to the solicitation of consents by the Participants as they contain important information, including additional information related to the Participants. The consent statement and an accompanying consent card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ or from Okapi Partners at (855) 305-0856 or info@okapipartners.com.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive consent statement on Schedule 14A filed by the Participants with the SEC on October 20, 2016. This document is available free of charge from the sources indicated above.

Important Information About the Tender Offer

The tender offer referenced in this press release has not yet commenced. This announcement is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy shares of common stock of Monster will only be made pursuant to an Offer to Purchase and related tender offer materials that will be filed by MNG (through an affiliate) with the SEC. THE TENDER OFFER MATERIALS OF MNG ON SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION. MONSTER SHAREHOLDERS SHOULD READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT MONSTER SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. Copies of these documents, when filed with the SEC, will be available free of charge by contacting Okapi Partners LLC, the information agent for the tender offer, at (855) 305-0856. These documents, when filed with the SEC, will also be available for free at the SEC’s website at www.sec.gov.

Warning Regarding Forward Looking Statements

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY USE OF WORDS SUCH AS “OUTLOOK”, “BELIEVE”, “INTEND”, “EXPECT”, “POTENTIAL”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “ANTICIPATE”, AND DERIVATIVES OR NEGATIVES OF SUCH WORDS OR SIMILAR WORDS. FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED UPON PRESENT BELIEFS OR EXPECTATIONS. HOWEVER, FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR AS A RESULT OF VARIOUS RISKS, REASONS AND UNCERTAINTIES, INCLUDING UNCERTAINTY AS TO WHETHER THE CONDITIONS TO THE TENDER OFFER WILL BE SATISFIED, THE NUMBER OF SHARES OF MONSTER COMMON STOCK THAT WILL BE TENDERED AND WHETHER THE TENDER OFFER WILL BE COMMENCED OR CONSUMMATED. EXCEPT AS REQUIRED BY LAW, MNG AND ITS OWNERS AND RELATED PERSONS UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

Note: unless cited below, Monster historical financials and data points referenced in this letter are from the Company’s SEC filings and press releases

i	According to previous conversations with Monster Investor Relations. Based on our understanding, this includes inside sales, outside sales, management and sales/customer support
ii	http://www.monster.com/about/our-locations
iii	S&P Capital IQ
iv	2016 Proxy Peer Group includes: IAC/InterActiveCorp; LinkedIn Corporation; Earthlink Holdings Corp.; VeriSign,Inc.; Shutterfly, Inc.; Pandora Media, Inc.; j2 Global, Inc.; Pegasystems Inc.; Blucora, Inc.; WebMD Health Corp.; NetSuite, Inc.; Web.com Group, Inc.; and DHI Group, Inc. Excludes three companies that are no longer standalone public companies since they have been acquired; Calculation of Cumulative Total Shareholder Return assumes dividends are reinvested
v	Company’s Consent Revocation Statement, filed on Schedule 14A on October 18, 2016
vi	Based on stock price of $44.72 on June 8, 2007
vii	For instance, Monster made statements in a press release filed on Schedule 14D-9/A on September 30, 2016, claiming, “Monster’s Board recognized that enhancing Monster’s competitive position in the current environment will require continued investment, and the Company will likely operate in a low growth environment with substantial margin pressure for several years.” Several days later, Monster wrote in a shareholder presentation filed on Schedule 14A on October 4, 2016 (the “October 4 DEFA14A), “If the Randstad transaction does not close, Monster’s stock price could trade down to or below the pre-announcement price.”
viii	S&P Capital IQ
ix	Company’s Solicitation/Recommendation Statement, filed on Schedule 14D-9 on September 6, 2016
x	Company’s Solicitation/Recommendation Statement, filed on Schedule 14D-9 on September 6, 2016
xi	Company’s Consent Revocation Statement, filed on Schedule 14A on October 18, 2016
xii	Based on Monster stock price on October 15, 2015 of $7.60